SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Republic Airways Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
760276105
(CUSIP Number)

Axar Capital Management, LP 1330 Avenue of the Americas, 6th Floor New York, NY 10019 (212) 356-6137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ].

________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760276105
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Axar Capital Management, L.P.
2 Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ X ]
3 SEC Use Only
4 Source of Funds (See Instructions): AF
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6 Citizenship or Place of Organization: Delaware

Number of	7 Sole Voting Power:	0
Shares Beneficially	8 Shared Voting Power:	0
Owned by
Each Reporting	9 Sole Dispositive Power:	0
Person With	10 Shared Dispositive Power:	0

11 Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13 Percent of Class Represented by Amount in Row (11): 0.0%
14 Type of Reporting Person (See Instructions): IA

CUSIP No. 760276105
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Axar GP, LLC
2 Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ X ]
3 SEC Use Only
4 Source of Funds (See Instructions): AF
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6 Citizenship or Place of Organization: Delaware

Number of	7 Sole Voting Power:	0
Shares Beneficially	8 Shared Voting Power:	0
Owned by
Each Reporting	9 Sole Dispositive Power:	0
Person With	10 Shared Dispositive Power:	0

11 Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13 Percent of Class Represented by Amount in Row (11): 0.0%
14 Type of Reporting Person (See Instructions): OO, HC

CUSIP No. 760276105
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Andrew Axelrod
2 Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ X ]
3 SEC Use Only
4 Source of Funds (See Instructions): AF
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6 Citizenship or Place of Organization: United States of America

Number of	7 Sole Voting Power:	0
Shares Beneficially	8 Shared Voting Power:	0
Owned by
Each Reporting	9 Sole Dispositive Power:	0
Person With	10 Shared Dispositive Power:	0

11 Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13 Percent of Class Represented by Amount in Row (11): 0.0%
14 Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 760276105

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

On December 23, 2016 (the “Transaction Date”), the Fund entered into and consummated separate agreements with five individuals (each, a “Purchaser”), pursuant to which, the Fund has sold, in a private sale, to each Purchaser, 2,023,000 shares of Common Stock for an aggregate consideration from each Purchaser of $100 (each, a “Transaction”). As a result of these Transactions, the Fund no longer holds any shares of Common Stock. Accordingly, neither the Fund nor any of the Reporting Persons beneficially own any shares of Common Stock. Each of the Purchasers are unaffiliated with the Fund or the Reporting Persons.

Other than as set forth above, there were no transactions in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Persons or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possesses voting or investment control, during the period commencing sixty (60) days prior to the Transaction Date, the date of the event which required the filing of this Schedule 13D Amendment No. 1.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23 2016

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Managing Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Managing Member

ANDREW AXELROD
By: /s/ Andrew Axelrod

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).